Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Mountain Province Diamonds Closes $11.5M Private Placement

            /NOT FOR DISSEMINATION IN THE UNITED STATES OR OVER UNITED STATES
NEWSWIRES/

            Shares Issued and Outstanding: 72,107,923
            TSX: MPV
            NY- AMEX: MDM

            TORONTO, May 18 /CNW/ - Mountain Province Diamonds Inc. ("Mountain
Province", the "Company") (TSX: MPV, NY-AMEX: MDM) today announced the closing of the previously announced non-brokered private placement for gross proceeds of approximately $11.5M. Under the placement, the Company issued 5,476,177 common shares at a price of $2.10 per share. Subscribers include JP Morgan,
Capital Group, Colonial First State and CQS/City Natural Resources.
Simultaneously with the private placement, an overhang block of approximately
3 million shares from the Lehman bankruptcy was acquired by some of the same subscribers.
            Proceeds from the private placement will be used to support the feasibility study and permitting for the Gahcho Kue diamond project, and for general corporate purposes.
            The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the
"U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities in the United States.

            Located in Canada's Northwest Territories, Gahcho Kue is one of the
largest new diamond projects under development globally. The project consists of a cluster of kimberlites, three of which have an indicated resource of approximately 30.2 million tonnes grading at 1.67 carats per tonne
(approximately 50.5 million carats) and an inferred resource of approximately
6 million tonnes grading at 1.73 carats per tonne (approximately 10.3 million carats). Mineral resources that are not mineral reserves do not have demonstrated economic viability.

            Qualified Person

            This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

            Forward-Looking Statements

            This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.
            %CIK: 0001004530

            /For further information: Mountain Province Diamonds Inc.: Patrick Evans,
President and CEO, Tel: (416) 670-5114, 401 Bay Street, Suite 2700, Toronto,
Ontario M5H 2Y4, Phone: (416) 361-3562, Fax: (416) 603-8565,
www.mountainprovince.com, E-mail: info(at)mountainprovince.com/
            (MDM MPV.)

CO:  Mountain Province Diamonds Inc.

CNW 09:54e 18-MAY-10